

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Rhonda Keaveney
Chief Executive Officer
Eline Entertainment Group, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

> **Re: Eline Entertainment Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed October 3, 2022**
> **File No. 000-30451**

Dear Rhonda Keaveney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed October 3, 2022

Item 5. Directors and Executive Officers, page 16

1.	We note your response to comment 4 and reissue the comment. See Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 19

2.	We note your response to comment 5. Please revise your table to include the principal position of Joshua Egleston.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction